Exhibit 99.2

FORM 62-103F1

EARLY WARNING REPORT

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (the “Company Shares”) of

The Valens Company Inc. (the “Company”)

96 Spadina Ave, Suite 400

Toronto, Ontario M5V 2J6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction occurred by way of a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”) and involved the acquisition by the Purchaser (as defined below) of all of the outstanding Company Shares (other than those held by the Purchaser and its subsidiaries). The Company Shares were listed on (a) the Toronto Stock Exchange (“TSX”) and (b) the Nasdaq Capital Market (“Nasdaq”), each under the symbol “VLNS”, at the time of acquisition.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

SNDL Inc. (the “Purchaser”)
#300, 919 - 11th Avenue SW

Calgary, Alberta T2R 1P3

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The Arrangement closed on January 17, 2023. The Purchaser acquired all of the outstanding Company Shares pursuant to the Arrangement (other than those held by the Purchaser and its subsidiaries).

The Arrangement was completed pursuant to the terms of an arrangement agreement dated August 22, 2022 between the Purchaser and the Company (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement, each holder of Company Shares (other than the Purchaser and its subsidiaries) received, in exchange for each Company Share held, 0.3334 (the “Exchange Ratio”) common shares in the capital of the Purchaser (each whole share, a “Purchaser Share”).

2.3	State the name of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

Pursuant to the Arrangement, the Purchaser acquired 76,277,757 Company Shares, representing all of the issued and outstanding shares in the capital of the Company at the effective time of the Arrangement (other than those already held by the Purchaser and its subsidiaries). Immediately prior to the completion of the matters contemplated by the Arrangement Agreement, the Purchaser held in aggregate 6,523,766 Company Shares, representing approximately 8.1% of the Company’s then issued and outstanding Company Shares as at the applicable time.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the completion of the matters contemplated by the Arrangement Agreement, the Purchaser held in aggregate 6,523,766 Company Shares, representing approximately 8.1% of the Company’s then issued and outstanding Company Shares as at the applicable time. As at January 17, 2023, upon completion of the Arrangement, the Purchaser held 82,801,523 Company Shares, being 100% of the outstanding Company Shares.

3.5	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which
(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

As at January 17, 2023, upon completion of the Arrangement, the Purchaser held 100% of the issued and outstanding Company Shares, being 82,801,523 Company Shares.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Holders of Company Shares (other than the Purchaser and its subsidiaries) received 0.3334 Purchaser Shares in exchange for each Company Share held. The closing trading price of a Purchaser Share on the Nasdaq as of the close of trading on January 13, 2023, the last trading date on the Nasdaq prior to the effective date of the Arrangement, was US$2.27 (approximately C$3.04). The aggregate consideration delivered pursuant to the Arrangement for the Company Shares was 27,605,824 Purchaser Shares (after taking into account Company Shares issued pursuant to certain change of control entitlements and the acceleration of outstanding restricted share units and deferred share units of the Company in accordance with its equity-based compensation plan). Based on the closing trading price of a Purchaser Share on the Nasdaq as of the close of trading on January 13, 2023, the value of the aggregate consideration delivered pursuant to the Arrangement for the Company Shares was US$62,665,220.48 (approximately C$83,921,704.96).

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

The Company Shares were acquired pursuant to the Arrangement under Section 192 of the CBCA.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The Purchaser acquired all of the outstanding Company Shares pursuant to the Arrangement under the CBCA (other than those held by the Purchaser and its subsidiaries).

Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

Not applicable.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

In connection with the Arrangement, all of the directors of the Company are expected to cease to be directors, the number of directors of the Company is expected to be reduced to three and a new board of directors is expected to be appointed by the Purchaser as sole shareholder of the Company.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer's business or corporate structure;

Not applicable, other than as set forth under Item 5(i) herein.

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

The Company Shares were delisted from the TSX and from the Nasdaq shortly after the closing of the Arrangement.

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

The Company will submit an application to cease to be a reporting issuer in each of the provinces of Canada.

(j)	a solicitation of proxies from securityholders;

Not applicable.

(k)	an action similar to any of those enumerated above.

Except as described above, the Company does not have any present plans or intentions that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 5 hereof. However, the Company reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

6.1	Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in Material Fact

7.1	If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 – Exemption

8.1	If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

The acquirer must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent's best knowledge, information and belief but the acquirer is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 19th day of January, 2023.

SNDL INC.

By:	(signed) “Kristine Dow”)

Name:	Kristine Dow
Title:	General Counsel